Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

August 12, 2009

Via EDGAR

Lynn Dicker

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC 20549-3030

Re:                             Silicon Laboratories Inc.

Form 10-K for fiscal year ended January 3, 2009

Filed February 11, 2009

SEC File No. 0-29823

Dear Ladies and Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated July 30, 2009.  For your convenience, we have restated your comments in full in italics and have included our response below each comment.

Form 10-K for Fiscal Year Ended January 3, 2009

Management Report on Internal Control over Financial Reporting, page 49

1.              We note your statement that “[we] believe that, as of January 3, 2009, [y]our internal control over financial reporting is effective based on those criteria”.  It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective.  Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

In response to this comment, we will revise our presentation in future filings to use the word “concluded” rather than “believe.”

Financial Statements, page F-1

2.              We note that Schedule II — Valuation and Qualifying Accounts was not included in the filing.  Please provide the disclosures to satisfy the requirements of Rule 12-09 of Regulation S-X, or tell us why you believe the information is not required.

On a supplemental basis, we respectfully advise the Staff that we have excluded Schedule II — Valuation and Qualifying Accounts from our Form 10-K because we had no significant balances or significant related activity that would be included in this schedule.  As noted in Item 15(a)2 of our Form 10-K, “All schedules have been omitted since the information required by the schedule is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.”

The valuation account relevant to the Schedule II disclosure requirements is our allowance for doubtful accounts.  We have disclosed our allowance for doubtful account balances of $1.0 million at January 3, 2009 and $0.5 million at December 29, 2007 in our Consolidated Balance Sheets.  We have considered that Rule 12-09 of Regulation S-X, states that “valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the information called for under columns C [additions] and D [deductions] need not be given.”  The additions and deductions to our allowance account were not significant to any of the periods presented in our Form 10-K.  Additionally, on page F-20 to the Notes to our Consolidated Financial Statements, we stated, “The Company performs periodic credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon the expected collectibility of such receivables. Losses have not been significant for any of the periods presented.” (Emphasis added.)

Note 2. Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

3.              We note that you record deferred income on shipments to distributors.  Assuming this reflects expected gross margin to be realized when your distributors have sold to end customers, in future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

On a supplemental basis, we respectfully advise the Staff that we will revise our disclosures in future filings to explain that our “deferred income on shipments to distributors” liability on the Consolidated Balance Sheet represents a net balance comprised of deferred revenue and deferred costs.  However, we do not believe that disclosure of the dollar amounts of deferred revenue and deferred costs that comprise the components of the “deferred income on shipments to distributors” balance is a required disclosure under U.S. Generally Accepted Accounting Principles.  We also note that our balance sheet presentation is consistent with general industry practice for semiconductor companies that defer revenue and cost of revenue on distributor shipments until the distributors sell the product to the end customer.

Additionally, we have considered that the supplemental disclosure of the gross amounts of deferred revenue and deferred costs would provide confidential business or financial information to our competitors and our distributors, including our estimated average margin on sales through distributors.  Disclosure of such information could place us at a disadvantage (a) against competitors who use distributors but do not disclose the same information; and (b) in negotiations with current and potential distributors.  We believe that disclosure of such information has limited use to current or potential investors because our current disclosure of deferred income provides sufficient information regarding the potential consequences if distributors are unable to sell our products currently held in the distributors’ inventory.  Furthermore, our Management’s Discussion and Analysis of Financial Condition and Results of Operations would provide any required disclosure regarding any known trends or uncertainties that have had or that we reasonably expect would have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Note 15. Segment Information, page F-35

4.              We note your disclosure that your operations are comprised of numerous product areas.  We also note your disclosure on pages 3 and 32 that you have organized your business into four major product categories.  Please revise this note in future filings to provide the disclosures required by paragraph 37 of SFAS 131.

Paragraph 37 of SFAS 131 provides that “an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.”  On a supplemental basis, we respectfully advise the Staff that while we group our products into four categories, all of our products are similar analog-intensive, mixed-signal integrated circuits.  We have not organized our business around these four product categories.  Rather, we group our products into these four product categories to help investors to better understand the end markets and applications where our analog-intensive, mixed-signal semiconductor products may be used.  Because of the similarity of such products, we believe that we have complied with the reporting provisions of paragraph 37 of SFAS 131.

****

As requested, Silicon Laboratories Inc. acknowledges that:

•                  Silicon Laboratories Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Silicon Laboratories Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 532-5769.

Very truly yours,

/s/ Paul V. Walsh, Jr.

Paul V. Walsh, Jr.
Chief Accounting Officer

cc:                                 Necip Sayiner, CEO of Silicon Laboratories Inc.

William G. Bock, CFO of Silicon Laboratories Inc.

Philip Russell, DLA Piper LLP (US)